SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. ___)

THERAGENICS CORPORATION®

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

883375107

(CUSIP Number)

Mr. Patrick J. Ferguson
President of CP Medical Corporation
(a wholly-owned subsidiary of Theragenics Corporation®)
CP Medical Corporation
803 NE 25thAvenue
Portland, Oregon 97232
Telephone: (503)232-1555

Copies to:

Ms. Lynn Rogers
Theragenics Corporation®
5203 Bristol Industrial Way
Buford, Georgia 30518
Telephone: (770)271-0233

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 8, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box _____.

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 883375107	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS: Patrick J. Ferguson I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHEK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,840,458 Shares SHARED VOTING POWER SOLE DISPOSITIVE POWER 1,840,458 Shares SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,840,458 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.74%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 883375107	13D	Page 3 of 6 Pages

Item 1.	Security and Issuer

        The name of the issuer is Theragenics Corporation®, a Delaware corporation (the “Company”), the address of its principal executive offices is 5203 Bristol Industrial Way, Buford, Georgia 30518, and its telephone number is (770) 271-0233. The title of the class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock of the Company, par value $.01 per share (the “Common Stock”).

Item 2.	Identity and Background.
	(a)	The name of the person filing this Schedule 13D is Patrick J. Ferguson (the "Reporting Person").
	(b)	The Reporting Person's business address is 803 NE 25th Avenue, Portland, Oregon 97232.
	(c)	The Reporting Person serves as President of CP Medical Corporation, (a wholly-owned subsidiary of Theragenics Corporation(R)).
(d) - (e):
During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been a party to a civil proceeding of a judicial oradministrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
	(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

All of the shares of the Company's Common Stock subject to reporting on this Schedule 13D were issued to the Reporting Person in connection with the sale of the capital stock of CP Medical Corporation to the Company, as further described in Item 4 below.

Item 4.	Purpose of Transaction.

The Reporting Person acquired all of the shares of the Company's Common Stock of which he is deemed to be a beneficial owner for investment purposes.

(a) - (b):

        On May 6, 2005, the Company purchased all of the issued and outstanding shares of capital stock of CP Medical Corporation, pursuant to the terms and conditions of that certain Stock Purchase Agreement, dated as of April 26, 2005 by and among the Company, Patrick J. Ferguson and Cynthia L. Ferguson (jointly, the "Sellers") and CP Medical Corporation (the "Stock Purchase Agreement"). Pursuant to the terms of the Stock Purchase Agreement, the Company paid the Sellers $19,032,353 in cash and were issued 1,885,370 shares

CUSIP No. 883375107	13D	Page 4 of 6 Pages

of Company's common stock. The shares were issued to Sellers as jointly owned with rights of survivorship and were valued at approximately $6,250,000 based on the average trading price over a 20-day period from March 28, 2005 through April 22, 2005. Mr. Ferguson may be deemed to be an executive officer of the Company by virtue of his role as President of CP Medical Corporation. Pursuant to the escrow aggrement, 44,912 shares were subsequently forfeited on February 8, 2006 in satisfaction of a working capital adjustment.

    The Company also entered into a registration rights agreement dated as of May 6, 2005 (the "Registration Rights Agreement") with the Sellers for the purpose of registering the shares of the Company's common stock issued to the Sellers. Pursuant to the terms of the Registration Rights Agreement, the Company has agreed to file a Registration Statement on Form S-3 with the Securitiesand Exchange Commission no later than August 15, 2005 registering the resale of the shares issued to the Sellers, and to keep suchRegistration Statement effective for a period equal to (i) five years from the initial date that the Securities and ExchangeCommission declares such Registration Statement effective, or (ii) such shorter period which shall terminate when all of the registrable securities have been sold or are eligible for resale without restriction under Rule 144 of the Securities Act of 1933, asamended. The Company has agreed to pay all expenses associated with the registration of the Company's Common Stock owned by the Sellers, except for the filing fees which are the responsibility of the Sellers. Sales of substantial additional amounts of theCompany's common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market of the Company's Common Stock.

(c)	The Reporting Person has no present plans or proposals which relate to or would result in a purchase, sale or transfer of a material amount of the Company's assets.
(d)	The Reporting Person has no present plans or proposals which relate to or would result in any changes in composition of the Company's present board of directors, senior management, personnel or their compensation.
(e)	The Reporting Person has no present plans or proposals which relate to or would result in any changes in the Company's present capitalization or dividend policy of the Company.
(f)	The Reporting Person has no present plans or proposals which relate to or would result in any other material change in the Company's business or corporate structure.
(g)	The Reporting Person has no present plans or proposals which relate to or would result in changes in the Company's charter, bylaws or other governing instruments which may impede the acquisition or control of the Company by any person.
(h)	The Reporting Person has no present plans or proposals which relate to or would result in causing the Company's Common Stock to be delisted from a national securities exchange.
(i)	The Reporting Person has no present plans or proposals which relate to or would result in a class of securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.
(j)	The Reporting Person has no present plans or proposals which relate to or would result in any action similar to any of those enumerated above.

CUSIP No. 883375107	13D	Page 5 of 6 Pages

Item 5	Interest in Securities of the Issuer.
	(a)	The Reporting Person beneficially owns 1,840,458 shares of the Common Stock of the Company, representing approximately 5.74% of the total outstanding shares of Common Stock.
	(b)	The Reporting person has sole voting and dispositive power with respect to 1,840,458 shares of the Common Stock of the Company.
(c)	The Reporting Person received 1,885,370 shares of the Common Stock of the Company on May 6, 2005 in connection with the sale of CP Medical Corporation.
A total of 44,912 shares were subsequently forfeited on February 8, 2006 pursuant to the excrow agreement entered into on May 6, 2005 in connection with the purchase agreement.
	(d)	Not applicable.
	(e)	Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Not Applicable.

Item 7	Material to be Filed as Exhibits.
Exhibit 1. Stock Purchase Agreement, dated as of April 26, 2005, by and among Theragenics Corporation(R), Patrick J. Ferguson, Cynthia L.Ferguson and CP Medical Corporation (incorporated by reference as Exhibit 2.1 to Theragenics Corporation's® Current Report on Form 8-K filed with the SEC on April 29, 2005).
Exhibit 2. Registration Rights Agreement, dated as of May 6, 2005, by and among Theragenics Corporation(R), Patrick J. Ferguson and Cynthia L. Ferguson (incorporated by reference as Exhibit 10.2 to Theragenics Corporation's® Current Report on Form 8-K filed with the SEC on May 12, 2005).

CUSIP No. 883375107	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006	PATRICK J. FERGUSON

By:/s/Patrick J. Ferguson
Patrick J. Ferguson
President of CP Medical Corporation
(a wholly-owned subsidiary of Theragenics Corporation®)

CYNTHIA L. FERGUSON

By:/s/ Cynthia L. Ferguson
Cynthia L. Ferguson